SEC[illegible] [illegible] COMMISSION
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09058684

SEC Mail Processing Section

FEB 27 2009

Washington, DC 110

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# ANNUAL AUDITED REPORT
# FORM X-17 A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-67849 |

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2008 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PUMA CAPITAL, LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 Brickell Avenue, Suite 1010
(No. and Street)

| Miami | FL | 33131 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alex Rodriguez — 305-373-9000
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co., P.A.
(Name - *if individual, state last, first, middle name*)

| 2699 S. Bayshore Drive | Miami | Florida | 33133 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

# OATH OR AFFIRMATION

I, Alex Rodriguez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PUMA CAPITAL, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

REVATI M. ROBERTS
Notary Public - State of Florida
My Commission Expires Oct 23, 2011
Commission # DD 680112

(Notary Public)

(Signature)

Chief Financial Officer
(Title)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control required by SEC Rule 17a-5.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

**CONTENTS**

## INDEPENDENT AUDITORS' REPORT

To the Members
Puma Capital, LLC
Miami, Florida

We have audited the accompanying statement of financial condition of Puma Capital, LLC as of December 31, 2008, and the related statements of operations, changes in members' equity, changes in liability subordinated to claims of general creditors and cash flows for the period from January 7, 2008 (commencement of operations) to December 31, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Puma Capital, LLC as of December 31, 2008, and the results of its operations and its cash flows for the period from January 7, 2008 (commencement of operations) to December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, the Company adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements*, during the year ended December 31, 2008.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 13 and 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kaufman, Rossin & Co.

Miami, Florida
February 25, 2009

**PUMA CAPITAL, LLC**
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

| | | |
|---|---|---|
| **ASSETS** | | |
| CASH AND CASH EQUIVALENTS (NOTE 5) | $ | 758,679 |
| SECURITIES OWNED, AT FAIR VALUE (NOTE 5) | | 269,920 |
| DEPOSIT AT CLEARING BROKER (NOTE 5) | | 500,000 |
| EMPLOYEE ADVANCES | | 84,004 |
| PROPERTY AND EQUIPMENT, NET (NOTE 2) | | 67,074 |
| OTHER ASSETS | | 87,967 |
| | $ | 1,767,644 |
| **LIABILITIES AND MEMBERS' EQUITY** | | |
| LIABILITIES | | |
| Accounts payable and accrued liabilities (Notes 3 and 6) | $ | 157,365 |
| Securities sold, but not yet purchased, at fair value (Note 5) | | 108,656 |
| Total liabilities | | 266,021 |
| COMMITMENTS (NOTE 7) | | |
| SUBORDINATED LOANS (NOTE 3) | | 1,500,000 |
| MEMBERS' EQUITY | | 1,623 |
| | $ | 1,767,644 |

See accompanying notes.

**PUMA CAPITAL, LLC**
STATEMENT OF OPERATIONS
FOR THE PERIOD FROM JANUARY 7, 2008 (COMMENCEMENT OF OPERATIONS) TO DECEMBER 31, 2008

| | | |
|---|---|---|
| REVENUE | | |
| Net loss on principal transactions | $( | 223,208) |
| Interest and dividends | | 804 |
| Total revenue | ( | 222,404) |
| EXPENSES | | |
| Clearing charges | | 25,130 |
| Computer supplies | | 24,091 |
| Depreciation and amortization (Note 2) | | 5,714 |
| Insurance | | 24,533 |
| Interest (Note 3) | | 60,000 |
| Licenses and permits | | 10,636 |
| Other general and administrative | | 15,208 |
| Professional fees (Note 6) | | 254,600 |
| Quotations and trading fees | | 132,565 |
| Rent (Note 7) | | 116,837 |
| Salaries | | 72,791 |
| Travel | | 15,504 |
| Utilities | | 18,364 |
| Total expenses | | 775,973 |
| NET LOSS | $( | 998,377) |

See accompanying notes.

**PUMA CAPITAL, LLC**
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE PERIOD FROM JANUARY 7, 2008 (COMMENCEMENT
OF OPERATIONS) TO DECEMBER 31, 2008

| | | |
|---|---|---|
| CAPITAL CONTRIBUTIONS | $ | 1,000,000 |
| NET LOSS | ( | 998,377) |
| MEMBERS' EQUITY AS OF DECEMBER 31, 2008 | $ | 1,623 |

See accompanying notes.

**PUMA CAPITAL, LLC**
STATEMENT OF CHANGES IN LIABILITY SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE PERIOD FROM JANUARY 7, 2008 (COMMENCEMENT
OF OPERATIONS) TO DECEMBER 31, 2008

| | | |
|---|---|---|
| ACTIVITY FOR THE CURRENT PERIOD, REPRESENTING THE BALANCE AT DECEMBER 31, 2008 (NOTE 3) | $ | 1,500,000 |

See accompanying notes.

**PUMA CAPITAL, LLC**
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM JANUARY 7, 2008 (COMMENCEMENT OF OPERATIONS) TO DECEMBER 31, 2008

| | | |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net loss | $( | 998,377) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Depreciation and amortization | | 5,714 |
| Changes in operating assets and liabilities: | | |
| Securities owned, at fair value | ( | 269,920) |
| Deposit at clearing broker | ( | 500,000) |
| Employee advances | ( | 84,004) |
| Other assets | ( | 87,967) |
| Accounts payable and accrued liabilities | | 157,365 |
| Securities sold, but not yet purchased, at fair value | | 108,656 |
| Total adjustments | ( | 670,156) |
| Net cash used in operating activities | ( | 1,668,533) |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | | |
| Capital expenditures | ( | 72,788) |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | |
| Proceeds from subordinated borrowings | | 1,500,000 |
| Capital contributions | | 1,000,000 |
| Net cash provided by financing activities | | 2,500,000 |
| **NET INCREASE IN CASH AND CASH EQUIVALENTS, REPRESENTING ENDING BALANCE** | $ | 758,679 |
| Supplemental Disclosure of Cash Flow Information: | | |
| Interest paid | $ | - |
| Income taxes paid | $ | - |

See accompanying notes.

## NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Description of Business and Organization***

Puma Capital, L.L.C. (the "Company"), was organized in February 2007 and began operations on January 7, 2008. On July 24, 2008, the Company received authorization from the Financial Industry Regulation Authority (FINRA), to operate as a registered broker-dealer. The Company acts as a market maker that holds a certain number of shares of a particular equity security in order to facilitate trading in that security. The market maker immediately sells from its own inventory or seeks an offsetting order once an order is received.

***Government and Other Regulation***

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

***Cash and Cash Equivalents***

The Company considers all highly liquid investments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances in excess of federally insured limits.

***Valuation of Investments in Securities at Fair Value - Definition and Hierarchy***

The Company adopted Financial Accounting Standards Board Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"), during the year ended December 31, 2008. In accordance with SFAS 157, fair value is defined as the price that the Company would receive to sell an investment or pay to transfer a liability in an orderly transaction with an independent counter-party in the principal market or in the absence of a principal market, the most advantageous market for the investment or liability. SFAS 157 establishes a three-tier hierarchy to distinguish between (1) inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances (unobservable inputs); and establishes a classification of fair value measurements for disclosure purposes.

The hierarchy is summarized in the three broad levels listed below.

**Level 1** - quoted prices in active markets for identical investments

**Level 2** - other significant observable inputs (including quoted prices for similar investments, interest rates, credit risk, etc.)

**Level 3** - significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

At December 31, 2008, securities owned and securities sold, but not yet purchased, as reflected in the accompanying Statement of Financial Condition consists of stocks that are categorized as Level 1.

***Valuation Techniques-Exchange Traded Securities***

Securities and other investments traded on a national exchange or on the national market system of NASDAQ are valued at their last reported sale price or, if there has been no sale on that date, at the closing "bid" price if long, or closing "ask" price if short. Other securities or investments for which over-the-counter market quotations are available are valued at their last reported sale price or, if there had been no sale on that date, at closing "bid" price if long, or closing "ask" price if short as reported by a reputable source selected by the Company. Exchange traded securities are generally categorized in Level 1 of the fair value hierarchy.

***Securities Transactions and Revenue Recognition***

Securities transactions, along with related commission income and clearing costs, are reported on a trade date basis.

Interest income is recognized on an accrual basis.

***Property and Equipment***

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts, while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense as incurred.

***Depreciation and Amortization***

Depreciation and amortization of property and equipment is computed using the straight-line method at various rates based upon the estimated useful lives of the assets. The range of estimated useful lives is summarized as follows:

| | |
|---|---|
| Furniture and fixtures | 7 years |
| Software | 3 years |
| Leasehold improvements | 5 years |

## NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

***Income Taxes***

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by the Company. Members are taxed individually on their share of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the operating agreement of the Company. No provision for income taxes is included in the accompanying financial statements.

The Company has elected to defer adoption of Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes, until the year ending December 31, 2009 in accordance with FASB Staff Position (FSP) FIN 48-3. The Company has historically evaluated its potential income tax liability arising from uncertain tax positions pursuant to FASB Statement No. 5 whereby loss contingencies are accrued if the loss is both probable and can be reasonably estimated. FSP FIN 48-3 deferred the mandatory adoption date of the Interpretation to the annual financial statements for fiscal years beginning after December 15, 2008 to allow the FASB to develop guidance on its application to pass-through entities, such as the Company.

***Use of Estimates in the Preparation of Financial Statements***

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the balance sheet date and the reported amounts of revenues and expenses for the year presented. Actual results could differ from those estimates.

## NOTE 2. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2008 consisted of the following:

| | | |
|---|---|---|
| Furniture | $ | 32,772 |
| Leasehold improvements | | 30,715 |
| Computer software | | 9,301 |
| | | 72,788 |
| Less: accumulated depreciation and amortization | | 5,714 |
| | $ | 67,074 |

Depreciation and amortization expense for the period from January 7, 2008 (commencement of operations) to December 31, 2008 amounted to $5,714.

## NOTE 3. SUBORDINATED LOANS

On July 24, 2008, the Company executed two subordinated loan agreements with a member. The principal amount of each loan is $750,000 (aggregating $1,500,000), the interest rate is 8 percent per annum, accrued monthly, and the principal and interest are payable on the maturity date, July, 31, 2011. The loans were made under agreements pursuant to the rules and regulations of the Securities and Exchange Commission, approved by the FINRA and is subordinated to the claims of general creditors. Interest expense for the period from January 7, 2008 (commencement of operations) to December 31, 2008 amounted to $60,000 and is included as a component of accounts payable and accrued expenses in the accompanying statement of financial condition.

Maturities of the loans for the years subsequent to December 31, 2008 are as follows:

| | |
|---|---|
| 2009 | $ - |
| 2010 | - |
| 2011 | 1,500,000 |
| | $ 1,500,000 |

## NOTE 4. NET CAPITAL REQUIREMENTS

As a registered broker-dealer engaged in activities as a market maker, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or one-eighth (for the first year and one-fifteenth thereafter) of "Aggregate Indebtedness", as defined or $2,500 per security for securities with a market value greater than $5 per share, and $1,000 per security for securities with a market value of $5 or less with a maximum of $1,000,000. At December 31, 2008, the Company's "Net Capital" was $1,215,915, which exceeded requirements by $561,915 and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.08 to 1.

## NOTE 5. RISK CONCENTRATIONS

***Clearing and Depository Operations***

The clearing and depository operations for the Company's securities transactions are provided by Ridge Clearing and Outsourcing, Inc., a brokerage firm whose principal office is in Lake Success, New York. At December 31, 2008, all securities owned, the deposit at clearing broker, and substantially all cash and cash equivalents as reflected in the accompanying financial statements, are held by and due from this broker.

## NOTE 5. RISK CONCENTRATIONS (Continued)

***Securities Sold, But Not Yet Purchased***

At December 31, 2008, securities sold, but not yet purchased, consisted of US corporate equities. Subsequent market fluctuation may require the Company to purchase this security at prices which exceed the carrying value in the accompanying financial statements. Additionally, the securities owned and the cash held by the clearing broker serves as collateral for the short-sale liability.

## NOTE 6. RELATED PARTY TRANSACTIONS

The Company receives management and administrative services, including the use of office facilities and equipment, from an entity affiliated by virtue of common control. In this regard, the Company incurs operating expenses and provides facilities for the Company in consideration of an administrative service fee. For the period from January 7, 2008 (commencement of operations) to December 31, 2008 the Company incurred $60,000 of administrative service fees which are included as a component of professional fees in the accompanying statement of operations. At December 31, 2008, $57,994 was due to the affiliate for administrative service fees, which is included as a component in accounts payable and accrued liabilities in the accompanying statement of financial condition.

Administrative Service fees consisted of the following for the period from January 7, 2008 (commencement of operations) to December 31, 2008:

| | | |
|---|---|---|
| Salaries | $ | 37,500 |
| Rent, supplies, equipment, utilities | | 22,500 |
| | $ | 60,000 |

## NOTE 7. COMMITMENTS

***Lease Commitments***

The Company is obligated under a non-cancelable operating lease for its office in New York, New York, expiring August 2010. The operating lease also requires the Company to pay for utilities, common area and maintenance charges.

The Company is also obligated under a non-cancelable office equipment lease expiring in 2011.

## NOTE 7. COMMITMENTS (Continued)

The approximate future minimum rentals under these leases for the years subsequent to December 31, 2008 are as follows:

| | | |
|---|---|---|
| 2009 | $ | 111,300 |
| 2010 | | 81,100 |
| 2011 | | 10,000 |
| | $ | 202,400 |

Rental expense related to these leases amounted to $116,837 for the period from January 7, 2008 (commencement of operations) to December 31, 2008.

# SUPPLEMENTARY INFORMATION

# PUMA CAPITAL, LLC

COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15C3-1 AND RECONCILIATION TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5, PART IIA FILING
DECEMBER 31, 2008

| | | |
|---|---|---|
| **CREDITS** | | |
| Members' equity | $ | 1,623 |
| Subordinated loans | | 1,500,000 |
| Total credits | | 1,501,623 |
| **DEBITS** | | |
| Employee advances | | 84,004 |
| Property and equipment | | 67,074 |
| Other assets | | 87,967 |
| Total debits | | 239,045 |
| **NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS** | | 1,262,578 |
| **HAIRCUTS ON SECURITY POSITIONS** | | 46,663 |
| **NET CAPITAL** | | 1,215,915 |
| **MINIMUM NET CAPITAL REQUIREMENT** - GREATER OF $654,000 OR 12 ½% OF AGGREGATE INDEBTEDNESS OF $97,365 | | 654,000 |
| **EXCESS NET CAPITAL** | $ | 561,915 |
| **RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL** | | 0.08 to 1 |
| **SCHEDULE OF AGGREGATE INDEBTEDNESS** | | |
| Accounts payable and accrued liabilities | $ | 97,365 |
| **RECONCILIATION WITH COMPANY'S COMPUTATION IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2008** | | |
| Net capital as reported in Company's Part IIA (unaudited) Focus report | $ | 1,312,446 |
| Net audit adjustments (primarily arising from client adjustments to commissions and accrued professional fees) | ( | 36,894) |
| Increase in non-allowable assets (arising from client adjustments to other receivables and property & equipment) | | 363 |
| Accrued interest on subordinated liability | ( | 60,000) |
| Net capital per above | $ | 1,215,915 |

See independent auditors' report.

**PUMA CAPITAL, LLC**

STATEMENT ON EXEMPTION FROM THE COMPUTATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3

DECEMBER 31, 2008

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(2)(ii), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements.

See independent auditors' report.

**INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3**

To the Members
Puma Capital, LLC
Miami, Florida

In planning and performing our audit of the financial statements of Puma Capital, LLC (the Company) as of and for the period from January 7, 2008 (commencement of operations) to December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of the Board or Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kaufman, Rossin & Co.

Miami, Florida
February 25, 2009

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION

CERTIFIED PUBLIC ACCOUNTANTS


**Miami:**

2699 s. bayshore drive
suite 300
miami, florida 33133

**305** 858 5600
**305** 856 3284 fax

**Ft. Lauderdale:**

200 e. broward blvd.
suite 1310
ft. lauderdale, florida 33301

**954** 713 7444
**954** 759 7877 fax

**Boca Raton:**

225 n.e. mizner blvd.
suite 250
boca raton, florida 33432

**561** 394 5100
**561** 750 9781 fax

**World Wide Web:**

www.kaufmanrossin.com

# PUMA CAPITAL, LLC

## REPORT PURSUANT TO RULE 17A-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2008







KAUFMAN ROSSIN & CO.
PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS